EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016 (a)	2017	2016 (a)
Sales		2,382	2,192	11,316	11,219
Cost of product sold		1,825	1,624	8,674	8,589

Gross profit		557	568	2,642	2,630
Expenses
Selling		470	446	1,495	1,433
General and administrative		56	60	176	176
Share-based payments		40	5	40	22
Earnings from associates and joint ventures		(4)	(3)	(32)	(31)
Other expenses	4	16	45	69	104

(Loss) earnings before finance costs and income taxes		(21)	15	894	926
Finance costs related to long-term debt		56	51	155	153
Other finance costs		24	15	71	53

(Loss) earnings before income taxes		(101)	(51)	668	720
Income taxes		(32)	(13)	193	205

Net (loss) earnings from continuing operations		(69)	(38)	475	515
Net (loss) earnings from discontinued operations	6	(182)	(1)	(178)	14

Net (loss) earnings		(251)	(39)	297	529

Attributable to
Equity holders of Agrium		(253)	(41)	293	525
Non-controlling interests		2	2	4	4

Net (loss) earnings		(251)	(39)	297	529

Earnings per share attributable to equity holders of Agrium
Basic (loss) earnings per share from continuing operations		(0.52)	(0.28)	3.41	3.70
Basic (loss) earnings per share from discontinued operations		(1.32)	(0.01)	(1.29)	0.10

Basic (loss) earnings per share		(1.84)	(0.29)	2.12	3.80

Diluted (loss) earnings per share from continuing operations		(0.52)	(0.28)	3.40	3.70
Diluted (loss) earnings per share from discontinued operations		(1.32)	(0.01)	(1.29)	0.10

Diluted (loss) earnings per share		(1.84)	(0.29)	2.11	3.80

Weighted average number of shares outstanding for basic and diluted (loss) earnings per share (millions of common shares)		138	138	138	138

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 7, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net (loss) earnings		(251)	(39)	297	529
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(29)	(6)	(59)	(12)
Deferred income taxes		8	1	16	4
Associates and joint ventures
Share of comprehensive income (loss)		—	1	(51)	2
Deferred income taxes		—	—	10	—
Foreign currency translation
Gains		31	—	196	153
Reclassifications to earnings		—	—	6	—

		10	(4)	118	147

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		—	(1)	(3)	(25)
Deferred income taxes		—	—	1	7

		—	(1)	(2)	(18)

Other comprehensive income (loss)		10	(5)	116	129

Comprehensive (loss) income		(241)	(44)	413	658

Attributable to
Equity holders of Agrium		(243)	(46)	408	654
Non-controlling interests		2	2	5	4

Comprehensive (loss) income		(241)	(44)	413	658

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		September 30,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		246	311	412
Accounts receivable		3,375	2,962	2,208
Income taxes receivable		30	52	33
Inventories		2,657	2,666	3,230
Prepaid expenses and deposits		150	133	855
Other current assets		122	132	123
Assets held for sale	6	126	—	—

		6,706	6,256	6,861
Property, plant and equipment		6,833	6,935	6,818
Intangibles		536	638	566
Goodwill		2,195	2,033	2,095
Investments in associates and joint ventures		516	624	541
Other assets		59	56	48
Deferred income tax assets		24	38	34

		16,869	16,580	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,882	1,740	604
Accounts payable		3,257	2,938	4,662
Income taxes payable		14	3	17
Current portion of long-term debt	5	11	110	110
Current portion of other provisions		54	67	59

		5,218	4,858	5,452
Long-term debt	5	4,399	4,400	4,398
Post-employment benefits		140	163	141
Other provisions		341	332	322
Other liabilities		67	64	68
Deferred income tax liabilities		455	434	408

		10,620	10,251	10,789

Shareholders’ equity
Share capital		1,773	1,764	1,766
Retained earnings		5,565	5,677	5,634
Accumulated other comprehensive loss		(1,095)	(1,118)	(1,231)

Equity holders of Agrium		6,243	6,323	6,169
Non-controlling interests		6	6	5

Total equity		6,249	6,329	6,174

		16,869	16,580	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016 (a)	2017	2016 (a)
Operating
Net (loss) earnings from continuing operations		(69)	(38)	475	515
Adjustments for
Depreciation and amortization		121	119	392	362
Earnings from associates and joint ventures		(4)	(3)	(32)	(31)
Share-based payments		40	5	40	22
Unrealized (gain) loss on derivative financial instruments		(8)	14	(1)	36
Unrealized foreign exchange loss (gain)		31	21	31	(20)
Interest income		(17)	(20)	(43)	(49)
Finance costs		80	66	226	206
Income taxes		(32)	(13)	193	205
Other		11	(2)	4	(3)
Interest received		18	21	45	50
Interest paid		(93)	(83)	(240)	(223)
Income taxes received (paid)		41	(112)	(13)	(277)
Dividends from associates and joint ventures		2	46	11	48
Net changes in non-cash working capital		(435)	(232)	(1,353)	(629)

Cash (used in) provided by operating activities		(314)	(211)	(265)	212

Investing
Business acquisitions, net of cash acquired		(110)	(141)	(184)	(316)
Capital expenditures		(161)	(143)	(458)	(531)
Capitalized borrowing costs		—	(6)	(12)	(18)
Purchase of investments		(9)	(20)	(59)	(61)
Proceeds from sale of investments		15	14	64	78
Proceeds from sale of property, plant and equipment		7	4	28	14
Other		(3)	(10)	(11)	(18)
Net changes in non-cash working capital		—	3	(51)	(5)

Cash used in investing activities		(261)	(299)	(683)	(857)

Financing
Short-term debt	5	654	682	1,269	904
Repayment of long-term debt	5	(3)	(10)	(108)	(16)
Dividends paid		(121)	(121)	(362)	(362)

Cash provided by financing activities		530	551	799	526

Effect of exchange rate changes on cash and cash equivalents		(14)	(11)	(7)	(58)

(Decrease) increase in cash and cash equivalents from continuing operations		(59)	30	(156)	(177)
Cash and cash equivalents used in discontinued operations	6	(14)	(26)	(10)	(27)
Cash and cash equivalents – beginning of period		319	307	412	515

Cash and cash equivalents – end of period		246	311	246	311

(a)    Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	525	—	—	—	—	525	4	529
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(18)	—	—	—	—	(18)	—	(18)
Other	—	—	—	(8)	2	153	147	147	—	147

Comprehensive income (loss), net of tax	—	—	507	(8)	2	153	147	654	4	658
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	22	—	—	22	22	—	22

September 30, 2016	138	1,764	5,677	(42)	(15)	(1,061)	(1,118)	6,323	6	6,329

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net earnings	—	—	293	—	—	—	—	293	4	297
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(43)	(41)	201	117	117	1	118

Comprehensive income (loss), net of tax	—	—	291	(43)	(41)	201	117	408	5	413
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	3	—	—	(2)	(2)	1	(4)	(3)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	21	—	—	21	21	—	21

September 30, 2017	138	1,773	5,565	(47)	(92)	(956)	(1,095)	6,243	6	6,249

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Discontinued operations and assets held for sale

During the quarter, we classified the results of our Conda phosphate operations (CPO) as assets held for sale as described in note 6. The operating results of CPO, previously included in our Phosphate operating segment, are presented in discontinued operations for the periods ended September 30, 2017, and have been restated for the comparative periods ended September 30, 2016. Amounts shown in our operating segments note represent results from continuing operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale (b)	Other (a)(b)	Total
Sales - external	2,059	323	—	2,382	1,849	343	—	2,192
- inter-segment	8	120	(128)	—	8	102	(110)	—

Total sales	2,067	443	(128)	2,382	1,857	445	(110)	2,192
Cost of product sold	1,549	397	(121)	1,825	1,375	361	(112)	1,624

Gross profit	518	46	(7)	557	482	84	2	568

Gross profit (%)	25	10		23	26	19		26

Expenses
Selling	468	6	(4)	470	443	7	(4)	446
General and administrative	21	6	29	56	26	7	27	60
Share-based payments	—	—	40	40	—	—	5	5
Loss (earnings) from associates and joint ventures	2	(6)	—	(4)	2	(5)	—	(3)
Other (income) expenses	(10)	7	19	16	(19)	12	52	45

Earnings (loss) before finance costs and income taxes	37	33	(91)	(21)	30	63	(78)	15
Finance costs	—	—	80	80	—	—	66	66

Earnings (loss) before income taxes	37	33	(171)	(101)	30	63	(144)	(51)
Depreciation and amortization	73	44	4	121	71	44	4	119
Finance costs	—	—	80	80	—	—	66	66

EBITDA (c)	110	77	(87)	100	101	107	(74)	134

(a)	Includes inter-segment eliminations
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.
(c)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale (b)	Other (a)(b)	Total
Sales - external	9,980	1,336	—	11,316	9,907	1,312	—	11,219
- inter-segment	34	489	(523)	—	31	522	(553)	—

Total sales	10,014	1,825	(523)	11,316	9,938	1,834	(553)	11,219
Cost of product sold	7,763	1,441	(530)	8,674	7,775	1,413	(599)	8,589

Gross profit	2,251	384	7	2,642	2,163	421	46	2,630

Gross profit (%)	22	21		23	22	23		23

Expenses
Selling	1,490	18	(13)	1,495	1,423	22	(12)	1,433
General and administrative	74	18	84	176	76	22	78	176
Share-based payments	—	—	40	40	—	—	22	22
(Earnings) loss from associates and joint ventures	(8)	(25)	1	(32)	(5)	(27)	1	(31)
Other (income) expenses	(21)	32	58	69	(14)	54	64	104

Earnings (loss) before finance costs and income taxes	716	341	(163)	894	683	350	(107)	926
Finance costs	—	—	226	226	—	—	206	206

Earnings (loss) before income taxes	716	341	(389)	668	683	350	(313)	720
Depreciation and amortization	215	164	13	392	206	146	10	362
Finance costs	—	—	226	226	—	—	206	206

EBITDA	931	505	(150)	1,286	889	496	(97)	1,288

(a)	Includes inter-segment eliminations
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2017			2016
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,575	484	2,059	1,398	451	1,849
- inter-segment	8	—	8	8	—	8

Total sales	1,583	484	2,067	1,406	451	1,857
Cost of product sold	1,196	353	1,549	1,047	328	1,375

Gross profit	387	131	518	359	123	482
Expenses
Selling	383	85	468	358	85	443
General and administrative	14	7	21	19	7	26
Loss from associates and joint ventures	2	—	2	2	—	2
Other (income) expenses	(12)	2	(10)	(14)	(5)	(19)

Earnings (loss) before income taxes	—	37	37	(6)	36	30
Depreciation and amortization	70	3	73	65	6	71

EBITDA	70	40	110	59	42	101

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2017			2016
	North			North
	America	International	Retail	America	International	Retail
Sales - external	8,364	1,616	9,980	8,233	1,674	9,907
- inter-segment	34	—	34	31	—	31

Total sales	8,398	1,616	10,014	8,264	1,674	9,938
Cost of product sold	6,523	1,240	7,763	6,446	1,329	7,775

Gross profit	1,875	376	2,251	1,818	345	2,163
Expenses
Selling	1,233	257	1,490	1,179	244	1,423
General and administrative	53	21	74	54	22	76
Earnings from associates and joint ventures	(7)	(1)	(8)	(4)	(1)	(5)
Other (income) expenses	(8)	(13)	(21)	8	(22)	(14)

Earnings before income taxes	604	112	716	581	102	683
Depreciation and amortization	203	12	215	189	17	206

EBITDA	807	124	931	770	119	889

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2017					2016
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate (b)	Other (a)	Wholesale
Sales - external	140	79	25	79	323	173	73	31	66	343
- inter-segment	41	21	35	23	120	42	15	29	16	102

Total sales	181	100	60	102	443	215	88	60	82	445
Cost of product sold	153	90	64	90	397	156	87	49	69	361

Gross profit	28	10	(4)	12	46	59	1	11	13	84
Expenses
Selling	3	1	—	2	6	3	1	—	3	7
General and administrative	3	1	—	2	6	2	2	—	3	7
Earnings from associates and joint ventures	—	—	—	(6)	(6)	—	—	—	(5)	(5)
Other expenses (income)	3	3	—	1	7	8	4	2	(2)	12

Earnings (loss) before income taxes	19	5	(4)	13	33	46	(6)	9	14	63
Depreciation and amortization	17	21	3	3	44	16	22	4	2	44

EBITDA	36	26	(1)	16	77	62	16	13	16	107

(a)	Includes ammonium sulfate, ESN and other products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2017					2016
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate (b)	Other (a)	Wholesale
Sales - external	599	285	96	356	1,336	642	206	108	356	1,312
- inter-segment	190	97	94	108	489	217	108	100	97	522

Total sales	789	382	190	464	1,825	859	314	208	453	1,834
Cost of product sold	571	293	179	398	1,441	557	283	189	384	1,413

Gross profit	218	89	11	66	384	302	31	19	69	421
Expenses
Selling	9	4	1	4	18	10	5	1	6	22
General and administrative	8	3	1	6	18	9	5	1	7	22
Earnings from associates and joint ventures	—	—	—	(25)	(25)	—	—	—	(27)	(27)
Other expenses (income)	18	10	4	—	32	30	24	2	(2)	54

Earnings (loss) before income taxes	183	72	5	81	341	253	(3)	15	85	350
Depreciation and amortization	59	82	12	11	164	52	73	11	10	146

EBITDA	242	154	17	92	505	305	70	26	95	496

(a)	Includes ammonium sulfate, ESN and other products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2017			2016			2017			2016
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	528	408	120	502	384	118	3,231	2,551	680	3,531	2,846	685
Crop protection products	1,117	874	243	983	757	226	4,225	3,367	858	4,064	3,246	818
Seed	59	38	21	59	37	22	1,521	1,247	274	1,361	1,107	254
Merchandise	187	158	29	175	146	29	496	418	78	454	378	76
Services and other (a)	176	71	105	138	51	87	541	180	361	528	198	330

	2,067	1,549	518	1,857	1,375	482	10,014	7,763	2,251	9,938	7,775	2,163

Wholesale
Nitrogen	181	153	28	215	156	59	789	571	218	859	557	302
Potash	100	90	10	88	87	1	382	293	89	314	283	31
Phosphate (b)	60	64	(4)	60	49	11	190	179	11	208	189	19
Ammonium sulfate, ESN and other	102	90	12	82	69	13	464	398	66	453	384	69

	443	397	46	445	361	84	1,825	1,441	384	1,834	1,413	421

Other inter-segment eliminations (b)	(128)	(121)	(7)	(110)	(112)	2	(523)	(530)	7	(553)	(599)	46

Total	2,382	1,825	557	2,192	1,624	568	11,316	8,674	2,642	11,219	8,589	2,630

Wholesale share of joint ventures
Nitrogen	78	65	13	66	53	13	148	120	28	131	111	20

Total Wholesale including proportionate share in joint ventures	521	462	59	511	414	97	1,973	1,561	412	1,965	1,524	441

(a)	Includes financial services products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2017				2016
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	843	444	329	115	757	458	332	126
International	400	384	329	55	406	384	327	57

Total crop nutrients	1,243	425	329	96	1,163	432	331	101

Wholesale
Nitrogen
North America
Ammonia	134	364			207	378
Urea	355	256			359	269
Other	179	229			173	234

Total nitrogen	668	270	228	42	739	291	212	79

Potash
North America	251	253			198	223
International	211	171			298	148

Total potash	462	216	193	23	496	178	175	3

Phosphate (a)	140	436	465	(29)	143	418	343	75
Ammonium sulfate	85	251	144	107	71	242	120	122
ESN and other	259				208

Total Wholesale	1,614	274	246	28	1,657	268	217	51

Wholesale share of joint ventures
Nitrogen	277	283	234	49	231	286	231	55

Total Wholesale including proportionate share in joint ventures	1,891	276	245	31	1,888	271	220	51

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2017				2016
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,582	417	321	96	6,410	459	360	99
International	1,400	347	311	36	1,561	378	345	33

Total crop nutrients	7,982	405	320	85	7,971	443	357	86

Wholesale
Nitrogen
North America
Ammonia	774	390			831	414
Urea	1,175	282			1,181	302
Other	672	230			636	250

Total nitrogen	2,621	301	218	83	2,648	325	211	114

Potash
North America	1,006	252			901	218
International	806	160			748	157

Total potash	1,812	211	162	49	1,649	191	172	19

Phosphate (a)	444	427	405	22	449	463	420	43
Ammonium sulfate	284	269	124	145	242	279	119	160
ESN and other	1,177				1,112

Total Wholesale	6,338	288	228	60	6,100	301	232	69

Wholesale share of joint ventures
Nitrogen	513	289	234	55	447	293	249	44

Total Wholesale including proportionate share in joint ventures	6,851	288	228	60	6,547	300	233	67

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,				December 31,
	2017				2016
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Designated as hedges
AECO swaps	55	2017 – 2019	2.48	(54)	48	2017 – 2018	2.90	(21)

				(54)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(15)	(32)	(7)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.18	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2017				2016
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	342	2017	1.25	—	—	—	—	—
CAD/USD	109	2017	1.23	1	180	2017	1.34	—
USD/AUD	20	2017	1.29	—	14	2017	1.32	(1)
AUD/USD	41	2017 – 2018	1.29	(1)	22	2017	1.34	1
CNY/AUD	42	2017 – 2018	6.72	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	58	2017	1.25	1	—	—	—	—
USD/CAD – sell USD calls	67	2017	1.31	—	—	—	—	—
CAD/USD – buy USD calls	16	2017	1.34	—	—	—	—	—
CAD/USD – sell USD puts	4	2017	1.17	—	—	—	—	—

				1				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	246	246	—	412	412
Accounts receivable – derivatives	—	3	3	—	2	2
Other current financial assets – marketable securities	18	102	120	22	99	121
Other non-current financial assets – derivatives	—	4	4	—	—	—
Accounts payable – derivatives	—	45	45	—	7	7
Other financial liabilities – derivatives	—	15	15	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	11	11	—	10	10
Long-term debt
Debentures	—	4,874	4,375	—	4,600	4,373
Fixed and floating rate debt	—	24	24	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2017. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2017	2016 (a)	2017	2016 (a)
Loss on foreign exchange and related derivatives	7	2	11	10
Interest income	(17)	(20)	(43)	(49)
Environmental remediation and asset retirement obligations	2	4	1	9
Bad debt expense	8	3	37	32
Potash profit and capital tax	3	2	9	10
Merger and related costs	11	17	42	17
Other	2	37	12	75

	16	45	69	104

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

5.	Debt

			September 30,	December 31,
	Maturity	Rate (%) (a)	2017	2016
Short-term debt
Commercial paper	2017	1.56	1,698	306
Credit facilities		7.53	184	298

			1,882	604

(a)	Weighted average rates at September 30, 2017

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	1,269	(108)
Non-cash changes
Other adjustments	—	9
Foreign currency translation	9	1

September 30, 2017	1,882	4,410

(a)	Includes current portion

6.	Additional Information

Planned Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity, which will be named Nutrien, to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 Nutrien shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a Nutrien share for each PotashCorp share held. On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement.

Subsequent to September 30, 2017, regulators in India and China approved the merger, subject to conditions including the divestment of certain of PotashCorp’s minority shareholdings in Arab Potash Company, Israel Chemicals Ltd., and Sociedad Quimica y Minera de Chile S.A., and Sinofert Holdings Limited within certain specified time periods over the 18 months following the merger.

Agrium and PotashCorp are working to resolve outstanding regulatory approvals in the U.S. and we anticipate the Arrangement will be completed by the end of the fourth quarter of 2017.

Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

Discontinued Operations and Assets Held for Sale

On September 7, 2017, Agrium and PotashCorp provided an update on the regulatory approval process related to the proposed merger indicating that they are working to resolve final issues in superphosphoric acid and nitric acid. A potential remedy to outstanding issues is the disposition of our CPO and North Bend nitrogen facilities. A sale of CPO and North Bend assets by September 2018 is considered highly probable as management has committed to a sale and has begun to actively market the assets. As a result, we have classified these assets as held for sale and have re-measured them to fair value less costs to sell (FVLCS). FVLCS was determined primarily based on expressions of interest received from potential third-party buyers, and was corroborated by discounted cash flows derived from our forecasts. Because we did not base the inputs of our fair value measurement on observable market transactions, we classified the fair value as a Level 3 measurement. In November 2017, we entered into an agreement with a third party to dispose of our CPO and North Bend assets, subject to the approval of the Federal Trade Commission.

As CPO comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, its operating results and the impact of re-measurement to FVLCS is included in discontinued operations for the three and nine months ended September 30, 2017, and restated for the comparative periods ended September 30, 2016. Amounts shown exclude elimination of intercompany transactions.

The majority of the remaining value of assets held for sale is assigned to inventories.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
Condensed information of discontinued operations (a)	September 30,		September 30,
	2017	2016	2017	2016
Operating information
Discontinued operations of assets held for sale
Sales	77	73	219	215
Expenses	83	75	227	205

(Loss) earnings before income taxes	(6)	(2)	(8)	10
Income tax recovery	2	1	8	4

Loss before measurement of assets held for sale	(4)	(1)	—	14
Loss on measurement of assets held for sale	(295)	—	(295)	—
Income tax recovery on loss on measurement of assets held for sale	117	—	117	—

Net (loss) earnings from discontinued operations	(182)	(1)	(178)	14

Cash flow information
Operating activities	(4)	(22)	10	(7)

Investing activities	(10)	(4)	(20)	(20)

Cash used in discontinued operations	(14)	(26)	(10)	(27)

(a) There are no cumulative income or expenses included in other comprehensive income relating to CPO.

Business Acquisitions

During the quarter, our Retail business unit acquired 25 farm centers located in the U.S. for preliminary purchase consideration of $110-million, subject to working capital adjustments. We anticipate that the majority of the fair value of the acquired assets will be comprised of property, plant and equipment, and goodwill. Valuations of the acquired businesses are in progress and are not complete due to the timing of the closing dates.

Recent Accounting Pronouncements

Our cross-functional project team has been working since September of 2016 to assess the impact of IFRS 15 and 16 and prepare for implementation. The new standards will not have any cash impact and accordingly will not affect the economics of our underlying customer contracts or our leases. We expect to implement changes to our internal control over financial reporting on adoption of each standard, including new policies, training and ongoing contract review requirements.

•	IFRS 15 Revenue from Contracts with Customers – Beginning in 2017, we initiated the second phase of our planned review of our contracts with customers. This included reviewing our significant revenue portfolios in detail, determining and documenting changes to our business processes and internal controls, and validating our conclusions as to the impact to our consolidated financial statements. Similar to our assessment in 2016, we expect this standard will not have a material impact to our revenues as the majority of our contracts with customers are short-term in nature. We expect that our financial statements will include expanded disclosures about revenues from contracts with customers upon adoption of IFRS 15. We will adopt this standard effective January 1, 2018.

•	IFRS 16 Leases – We have reviewed our existing lease agreements and considered other agreements that could contain leases. We estimate that IFRS 16 will have a material impact on our assets and liabilities and will result in material reclassifications of interest and depreciation expenses within our statement of operations. We will adopt this standard effective January 1, 2019.